September 30, 2025

Steven D. Powell
President and Chief Executive Officer
Southern California Edison Company
2244 Walnut Grove Avenue
P.O. Box 800
Rosemead, California 91770

Aaron D. Moss
President and Manager
SCE Recovery Funding LLC
2244 Walnut Grove Avenue
P.O. Box 5407
Rosemead, California 91770

       Re: Southern California Edison Company
           SCE Recovery Funding LLC
           Registration Statement on Form SF-1
           Filed September 8, 2025
           File Nos. 333-290112 and 333-290112-01
Dear Steven D. Powell and Aaron D. Moss:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.
 September 30, 2025
Page 2
Registration Statement on Form SF-1
Form of Prospectus
Legal Proceedings, page 127

1. We note your statement that there are no legal or governmental proceedings pending against the sponsor, depositor, seller, or servicer, or of which any property of the foregoing is subject, that are material to the holders of the bonds. We also note, however, that the United States filed two lawsuits on or about September 4, 2025, seeking damages against Southern California Edison (SCE) in connection with the
       Eaton Fire of 2025 and the Fairview Fire of 2022. Please tell us why these legal
       proceedings, which may relate to SCE   s role as sponsor, depositor
and/or servicer are
       not material. Alternatively, revise your disclosure as necessary to describe any legal proceedings that are material to the purchasers of the bonds offered by this prospectus.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page 144

2.     Please file the remaining exhibits with your next amendment. Refer to
Item 1100(f) of
       Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance